August 30, 2005



By Facsimile ((415) 395-8095) and U.S. Mail

Tad J. Freese, Esq.
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA  94111

	Re:	nStor Technologies, Inc.
		Schedule TO-T/A filed August 23, 2005
		     by Normandy Acquisition Corporation and Xyratex Ltd

Dear Mr. Freese:

      We have reviewed your amended filing and have the following comments. All defined terms we use in this letter have the same meaning as in your offer materials. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T/A

Exhibit (a)(1)(A) - Offer to Purchase

Introduction, page 6
1. We note your response to comment 3. Please explain in your disclosure how including all of the shares held by the security holders who entered into the support agreements with you could have potentially resulted in challenges to the transaction under Delaware law.

Background of the Offer, page 18
2. We note your response to comment 8 in our prior letter, which indicates that nStor provided "certain revenue projections" to you during the course of the negotiations leading up to this tender offer. You have not disclosed those projections, on the grounds that they were not material to Parent`s decision to pursue this transaction or to Parent`s determination of the purchase price. However, it appears that Rules 10b-5 and 14e-3 may require disclosure of those revenue projections unless you can represent that there is no "substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote." See TSC Industries,
Inc. v. Northway, Inc., 426 U.S. 438 (1976). Please revise or advise.
If you determine that disclosure of the revenue projections is not required under this standard, you should nevertheless revise the disclosure to indicate that you received such revenue projections from nStor and have determined that they are not material disclosure.
3. Please disclose the substance of your response to comment 12. Closing Information

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Christina Chalk, Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,


					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions
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Tad J. Freese, Esq.
Latham & Watkins LLP
August 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE